

June 2, 2009

Mr. Yongfei Jiang
Chief Financial Officer, Sutor Technology Group Limited
No 8, Huaye Road
Dongbang Industrial Park
Changshu, China 215534

**Re:** **Sutor Technology Group Limited**
**Form 10-K for the year ended June 30, 2008**
**Form 10-Q for the quarter ended December 31, 2008**
**File No. 1-33959**

Dear Mr. Jiang:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any questions regarding the review of these filings, please direct them to Mindy Hooker, Staff Accountant, at (202) 551-3732, Tricia Armelin, Senior Staff Accountant, at (202) 551-3747, Dorine Miller, Financial Analyst, at (202) 551-3711, Andrew Schoeffler, Attorney, at (202) 551-3748 or to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Branch Chief